Exhibit 28(h)(9)

FOURTH AMENDED SCHEDULE C

TO

AMENDED AND RESTATED MANAGEMENT AND ADMINISTRATION AGREEMENT

SERVICE FEES

Effective November 1, 2018

[Intentionally Omitted]

ASSET MANAGEMENT FUND, On behalf of the Series listed on Schedule A	FORESIDE MANAGEMENT SERVICES, LLC

/s/ David Bunstine	/s/ David M. Whitaker
Name: David Bunstine	Name. David M. Whitaker
Title: President	Title: President